Mary T. Hoeltzel
Vice President and
Chief Accounting Officer

Two Liberty Place 1601 Chestnut Street Philadelphia, PA 19192 Telephone (215) 761-1170 Mary.Hoeltzel@cigna.com

July 29, 2009

VIA EDGAR and FACSIMILE

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:          CIGNA Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 26, 2009
File No. 001-08323

Dear Mr. Rosenberg:

On behalf of CIGNA Corporation (the Company), the following is the Company’s response to your comment letter of July 10, 2009 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2008.  For your convenience, we have repeated the comments set forth in your letter and followed with the Company’s response.

Form 10-K for the period ended December 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 49

1.
Regarding your sensitivity analysis for guaranteed minimum death benefits and guaranteed minimum income benefits, please revise your disclosure to clarify whether the changes shown are reasonably likely scenarios and how they were determined to be reasonably likely.  Please consider the significant changes in the key drivers that occurred in 2008 when making this determination.  If they are not reasonably likely changes, then revise the disclosure to include what the reasonably likely changes would be.

Management’s judgment as to reasonably likely changes in assumptions used in disclosures about critical accounting estimates for guaranteed minimum death benefits (GMDB) and guaranteed minimum income benefits (GMIB) is based on a review of current and historical market, industry and Company-specific experience to determine typical ranges of changes in the past.

In preparing the Form 10-K for the year ended December 31, 2008, management performed a review of historical quarterly changes in actual market returns, market volatilities and interest rates over time periods ranging from 3 years to more than 50 years, including 2008, to determine the appropriate sensitivities to disclose. Equity markets and interest rate conditions exhibited unusual, significant and precipitous declines and associated volatility during 2008.  Although we included the 2008 conditions as components of our historical review, management’s view was that 2008 should not be viewed in isolation because the conditions in the capital markets in 2008 were not likely to emerge as a new standard or become typical conditions for 2009 and beyond.

For non-capital market assumptions, the Company considered the long-term nature of its liabilities related to GMDB and GMIB, historical Company-specific experience, and available and relevant industry experience.

Based on this data, management’s judgment was that the changes in assumptions included in our Form 10-K for the period ended December 31, 2008 were reasonably likely and therefore appropriate sensitivities.  With respect to the change in mortality and the change in account values invested in underlying bond/money market mutual funds, management revisited its disclosures and determined that a more appropriate sensitivity for the Company’s mortality experience and for changes in account values in bond/money market mutual funds should be 5% and 3%, respectively. Accordingly, we will adjust these sensitivities in our upcoming second quarter Form 10-Q filing to reflect these changes.

Additionally, we will clarify disclosures of critical accounting estimates related to GMDB and GMIB to indicate that it is management’s judgment that potential changes in assumptions and/or conditions are reasonably likely based on current and historical experience considering market, industry and Company-specific data.

We have included our revised disclosures in Exhibit 1.

Investment Assets, page 73

2.
Please disclose the amounts of securities in your investment portfolio that are guaranteed by third parties along with the credit rating with and without the guarantee.  Also disclose any significant concentration in a guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).  Please avoid references to weighted average ratings.

As of December 31, 2008, approximately 64% or $1,593 million of the Company’s total investments in state and local government securities of $2,486 million were guaranteed by monoline bond insurers.  The quality ratings of these investments with and without this guaranteed support as of December 31, 2008 were as follows:

		As of
		December 31,
(in millions)		2008
		Fair Value
	Quality Rating	With Guarantee	Without Guarantee
State and local governments	Aaa	$ 71	$ 54
	Aa1-Aa3	1,139	973
	A1-A3	323	402
	Baa1-Baa3	59	22
	Not available	1	142
Total state and local governments		$ 1,593	$ 1,593

As of December 31, 2008, approximately 86% or $490 million of the Company’s total investments in other asset-backed securities of $571 million were guaranteed by monoline bond insurers.  All of these securities had quality ratings of A2 or better. Quality ratings without considering the guarantees for these other asset-backed securities were not available.

As of December 31, 2008, the Company had no direct investments in monoline bond insurers.  Guarantees provided by various monoline bond insurers for certain of the Company’s investments in state and local governments and other asset-backed securities as of December 31, 2008 were:

		As of
		December 31,
(in millions)		2008
Guarantor	Guarantor Quality Rating	Indirect Exposure
AMBAC	A2	$ 210
MBIA, Inc.	A1	1,240
Financial Security Assurance	Aa1	592
Financial Guaranty Insurance Co.	Caa1	41
Total		$ 2,083

As of June 30, 2009, approximately 64% or $1,594 million of the Company’s total investments in state and local government securities of $2,478 million were guaranteed by monoline bond insurers.  The quality ratings of these investments with and without this guaranteed support as of June 30, 2009 were as follows:

		As of
		June 30,
(in millions)		2009
		Fair Value
	Quality Rating	With Guarantee	Without Guarantee
State and local governments	Aaa	$ 67	$ 42
	Aa1-Aa3	1,131	974
	A1-A3	338	393
	Baa1-Baa3	57	23
	Not available	1	162
Total state and local governments		$ 1,594	$ 1,594

As of June 30, 2009, approximately 84% or $381 million of the Company’s total investments in other asset-backed securities of $451 million were guaranteed by monoline bond insurers.  All of these securities had quality ratings of Baa2 or better.  Quality ratings without considering the guarantees for these other asset-backed securities were not available.

As of June 30, 2009, the Company had no direct investments in monoline bond insurers.  Guarantees provided by various monoline bond insurers for certain of the Company’s investments in state and local governments and other asset-backed securities as of June 30, 2009 were:

		As of
		June 30,
(in millions)		2009
Guarantor	Guarantor Quality Rating	Indirect Exposure
AMBAC	Ba1	$ 206
MBIA, Inc.	A3	1,151
Financial Security Assurance	Aa1	578
Financial Guaranty Insurance Co.	NR	40
Total		$ 1,975

The Company continues to underwrite investments in these securities focusing on the underlying issuer’s credit quality, without regard for guarantees. As such, this portfolio of state and local government securities, guaranteed by monoline bond insurers is of high quality with approximately 90% at December 31, 2008 and 88% at June 30, 2009 rated A3 or better without their guarantees.

The Company will provide the June 30, 2009 disclosures in our Form 10-Q for the quarterly period ended June 30, 2009 and in future filings as appropriate.

* * * * * *

In connection with our responses to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings referenced above;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact me, at (215) 761-1107 or by facsimile at (215) 761-5059.

Sincerely yours,

/s/ Mary T. Hoeltzel
Mary T. Hoeltzel
Vice President, Chief Accounting Officer

cc:           James Peklenk (via facsimile)
Joel Parker (via facsimile)

Exhibit 1

Balance Sheet Caption / Nature of Critical Accounting Estimate	Assumptions / Approach Used	Effect if Different Assumptions Used
Future policy benefits –
   Guaranteed minimum death benefits

These liabilities are estimates of the present value of net amounts expected to be paid, less the present value of net future premiums expected to be received.  The amounts to be paid represent the excess of the guaranteed death benefit over the values of contractholders’ accounts.  The death benefit coverage in force at June 30, 2009  (representing the amount payable if all of approximately 615,000 contractholders had died as of that date) was approximately $9.6 billion.

Liabilities for future policy benefits for these contracts  were as follows (in millions):

• June 30, 2009 – $1,542
• Dec 31, 2008     – $1,609

The Company estimates these liabilities based on assumptions for lapse, partial surrender, mortality, interest rates (mean investment performance and discount rate), and volatility.  These assumptions are based on the Company’s experience and future expectations over the long-term period.  The Company monitors actual experience to update these estimates as necessary.

Lapse refers to the full surrender of an annuity prior to a contractholder’s death.

Partial surrender refers to the fact that most contractholders have the ability to withdraw substantially all of their mutual fund investments while retaining any available death benefit coverage in effect at the time of the withdrawal.  Once a partial surrender is made, the liability increases reflecting lower future assumed premiums, a lower likelihood of lapsation, and a lower likelihood of account values recovering sufficiently to reduce the death benefit exposure in future periods.  These effects are not covered by the Company’s GMDB equity hedge program.  Market declines could expose the Company to higher amounts of death benefit exposure that can be retained by contractholders subsequent to a significant partial surrender and to higher election rates of future partial surrenders.  Thus, if equity markets decline, the Company’s liability for partial surrenders increases and there is no corresponding offset from the hedge program.    The election rate for expected future partial surrenders is updated quarterly based on emerging experience.

Interest rates include both (a) the mean investment performance assumption considering the Company's GMDB equity hedge program which reflects the average short-term interest rate to be earned over the life of the program, and (b) the liability discount rate assumption.

Volatility refers to the degree of variation of future market returns of the underlying mutual fund investments.

Current assumptions used to estimate these liabilities are detailed in Note 7 to the Consolidated Financial Statements. Based on current and historical  market, industry and Company-specific experience and management’s judgment, the Company believes that it is reasonably likely that the unfavorable changes in the key assumptions and/or conditions described below could occur.  If these unfavorable assumption changes were to occur when the recorded reserve is insufficient , the approximate after-tax decrease in net income would be as follows:

• 5% increase in mortality rates - $40 million
• 10% decrease in lapse rates - $30 million
• 10% increase in election rates for future partial surrenders  - $10 million
• 50 basis point decrease in interest rates:
• Mean Investment Performance - $30 million
• Discount Rate - $35 million
• 10% increase in volatility - $15 million

As of June 30, 2009, if contractholder account values invested in underlying equity mutual funds declined by 10% due to equity market performance, the after-tax decrease in net income resulting from an increase in the provision for partial surrenders would be approximately $20 million.

As of June 30, 2009, if contractholder account values invested in underlying bond/money market mutual funds declined by 3% due to bond/money market performance, the after-tax decrease in net income resulting from an increase in the provision for partial surrenders and an increase in unhedged exposure would be approximately $15 million.

The amounts would be reflected in the Run-off Reinsurance segment.

Exhibit 1 (cont’d)

Accounts payable, accrued expenses and other liabilities, and Other assets -
   Guaranteed minimum income benefits

These liabilities are estimates of the present value of net amounts expected to be paid, less the present value of net future premiums expected to be received.  The amounts to be paid represent the excess of the expected value of the income benefit over the value of the annuitants’ accounts at the time of annuitization.

The assets associated with these contracts represent receivables in connection with reinsurance that the Company has purchased from two external reinsurers, which covers 55% of the exposures on these contracts.

As discussed in Note 2  to the Consolidated Financial Statements, the Company implemented SFAS No. 157, “Fair Value Measurements,” on January 1, 2008. At adoption, the Company was required to change certain assumptions.  As a result, the Company recorded a charge of $131 million after-tax, net of reinsurance ($202 million pre-tax).

Liabilities related to these contracts  were as follows (in millions):

• June 30, 2009  – $1,224
• Dec 31, 2008      – $1,757

Estimated amounts receivable related to these contracts from two external reinsurers, were as follows (in millions):

• June 30, 2009 – $685
• Dec 31, 2008     – $953

With the adoption of SFAS No. 157, the Company updated assumptions to reflect those that the Company believes a hypothetical market participant would use to determine a current exit price.  The Company estimates a hypothetical market participant's view of these assumptions considering market observable information, the actual and expected experience of the Company, and other relevant and available industry sources.   Resulting changes in fair value are reported in GMIB expense.

The Company considers the various assumptions used to estimate the fair values of assets and liabilities associated with those contracts in two categories.  The first group of assumptions used to estimate these fair values consist of capital market inputs including market returns and discount rates, claim interest rates and market volatility.

Interest rates include (a) market returns, (b) the liability discount rate assumption and (c) the projected interest rates used to calculate the reinsured income benefit at the time of annuitization (claim interest rate).

Volatility refers to the degree of variation of future market returns of the underlying mutual fund investments.

The second group of assumptions consists of future annuitant behavior including annuity election rates, lapse, and mortality, retrocessionnaire credit risk, and a risk and profit charge.

Annuity election rates refer to the proportion of annuitants who elect to receive their income benefit as an annuity.

Lapse refers to the full surrender of an annuity prior to annuitization of the policy.

Credit risk refers to the ability of these reinsurers to pay.

Risk and profit charge refers to the amount that a hypothetical market participant would include in the valuation to cover the uncertainty of outcomes and the desired return on capital.

Current assumptions used to estimate these liabilities are detailed in Note 11 to the Consolidated Financial Statements.  With the adoption of SFAS No. 157, the Company's results of operations are expected to be more volatile in future periods because these assumptions will be based largely on market-observable inputs at the close of each period including interest rates and market implied volatilities.

Based on current and historical  market, industry and Company-specific experience and management’s judgment, the Company believes that it is reasonably likely that the  unfavorable changes in the key assumptions and/or conditions described below could occur.  If these unfavorable assumption changes were to occur, the approximate after-tax decrease in net income, net of estimated amounts receivable from reinsurers, would be as follows:

• 50 basis point decrease in interest rates (which are aligned with LIBOR) used for projecting market returns and discounting – $15 million
• 50 basis point decrease in interest rates used for projecting claim exposure (7-year Treasury rates) – $30 million
• 20% increase in implied market volatility – $5 million
• 5% decrease in mortality -- $1 million
• 10% increase in annuity election rates – $5 million
• 10% decrease in lapse rates – $5 million
• 10% decrease in amounts receivable from reinsurers (credit risk) – $40 million
• 10% increase to the risk and profit charge – $5 million

Market declines which reduce annuitants’ account values expose the Company to higher potential claims which results in a larger net liability.  If annuitants' account values as of June 30, 2009 declined by 10% due to the performance of the underlying mutual funds, the approximate after-tax decrease in net income, net of estimated amounts receivable from reinsurers, would be approximately $30 million.

All of these estimated impacts due to unfavorable changes in assumptions could vary from quarter to quarter depending on actual reserve levels, the actual market conditions or changes in the anticipated view of a hypothetical market participant as of any future valuation date.

The amounts would be reflected in the Run-off Reinsurance segment.